Exhibit 4.39

Equity transfer agreement

Transferor: Shenzhen Pop Digital Industry Development Co., LTD. (hereinafter referred to as Party A)

Address: Shenzhen Bay, No.10, Gaoxin South 9th Road, High-tech Zone Community, Yuehai Street, Nanshan District, Shenzhen City, Guangdong Province A 1104, Building 10, science and Technology Ecological Park

ID Card number / Unified social credit code: [*]

transferee: Yi Wanquan (hereinafter referred to as Party B)

Address: 10F, Block B, Xinfeng Building, Aiguo Road, Cuizhu Street, Luohu District, Shenzhen

ID card number / Unified Social credit code: [*]

Shenzhen Jam Box Technology Co., Ltd. was established in Shenzhen on November 18, 2021. It is funded by Party A, Wu Zhaowei and Shenzhen Hip-hop Sauce Information Technology Co., LTD., with a registered capital of RMB 500 Wan Yuan. Among them, Party A holds 60% of the equity. Party A is willing to transfer its 4% equity to Party B, Party B is willing to accept the transfer. Now, in accordance with the provisions of the Company Law of the People’s Republic of China and the Contract Law of the People’s Republic of China, Party A and Party B have reached the following agreement on the transfer of equity:

I. Price of equity transfer and payment period and method of transfer payment:

1. Party A holds 60% of the equity, and according to the original articles of association, Party A shall contribute RMB 300 yuan Wan Yuan. Now Party A will transfer 4% of the equity of the company to Party B at RMB 200,000.

2. Party B shall, within 60 days from the effective date of this Agreement, according to the currency and amount stipulated in the preceding paragraph The equity transfer payment shall be paid to Party A once by bank transfer.

2. Party A warrants that it has the right to dispose of the equity to be transferred to Party B, and that the equity is not pledged and the equity is not sealed and exempted from a third party, otherwise Party A shall bear the responsibility This causes all economic and legal responsibilities.

3. Sharing of profit and loss (including debt and debt) of Shenzhen Jam Yingzi Technology Co., Ltd.:

1. After this Agreement comes into force, Party B shall share Shenzhen Jam Box Technology in proportion to the transferred equity;

The profits of the limited company, and share the corresponding risks and losses.

2. If Party A fails to truthfully inform Party B of the Shenzhen jam box when signing this Agreement The debt incurred by the Technology Company Limited before the equity transfer causes Party B to become a shareholder of the joint venture company In case of any loss, Party B shall have the right to recover from Party A.

4. liability for breach contract:

1. Once this Agreement comes into force, both parties shall consciously perform it, and neither party fails to follow the rules of the Agreement To fully perform their obligations, they shall be liable in accordance with the law and the provisions of this Agreement.

2. If Party B fails to pay the equity transfer payment on schedule, it shall pay party A a penalty of 10,000 of the overdue transfer payment for each day overdue. If party B breaches the contract and causes losses to Party A, Party B shall pay the losses If the amount of liquidated damages is lower than the actual loss, Party B shall make additional compensation.

3. If Party B fails to handle the change registration as scheduled due to Party A, or seriously affects the purpose of concluding this Agreement, Party A shall pay party B liquidated damages of 1 / 10,000 of the transfer amount already paid by Party B. If party A’s breach causes losses to Party B, Party A shall pay liquidated damages If the amount is lower than the actual loss, Party A shall make additional compensation.

5. Change or termination of the Agreement:

Party A and Party B may modify or terminate this agreement through negotiation. Change or terminate the book through negotiation In the case of a written agreement, both parties shall sign another agreement for modification or termination.

Vi. Burden of relevant expenses:

Related expenses incurred in the process of this equity transfer (such as expenses in notarization, evaluation or auditing), Party B shall bear the responsibility.

Vii. Dispute resolution party

Any dispute arising from this Agreement in connection with this Agreement, both parties shall negotiate through friendly negotiation, if the negotiation fails, according to the following ways to solve (choose one, and can only choose one, in the selection Type “” in the box before the order): ☑ Apply to Shenzhen Arbitration Commission for arbitration; submissionSouth China International Economic and Trade Arbitration Commission (also known as “Shenzhen International Court of Arbitration”) held ZhongchHui in Shenzhen Bring a suit before the people’s court that has jurisdiction.

Viii. Effective Conditions:

This agreement shall come into force upon being signed and sealed by both parties (if it shall be submitted to relevant government departments for approval according to law and upon approval). Both parties shall go through the registration of change with the commercial registration in accordance with the law after the agreement comes into effect procedures.

Ix. This Agreement is made in quadruplicate, with each party A and Party B and Shenzhen Jam Box Technology Co., Ltd

One copy, and the rest to report to the relevant departments.

transferor:

Shenzhen Pop Digital
Industry Development Co., Ltd.

transferee: Yi Wanquan	On December 01, 2022

24 | [This application will be incorporated into the credit supervision system	Please process no.: 22207935331. Fill in time: 2022-12-2917:05:27

(Query date: 2023

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